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                              December 22, 2020

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed December 21,
2020
                                                            File No. 333-251048

       Dear Mr. Scheetz:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

       Amendment No. 3 to Form S-1

       General

   1. We note your response to comment 1 and the revised disclosure. It appears to us that your disclosure regarding
the exclusive forum provisions is still inconsistent with the disclosure in the Amended and
Restated Certificate of Incorporation. We note you state on page 39
                                                        that    the provisions
of this paragraph in our amended and restated certificate of incorporation will not
apply to suits brought to enforce any liability or duty created by the
                                                        Exchange Act or any
other claim for which the federal district courts of the United States of America shall be the
sole and exclusive forum.    If the exclusive forum provision does
                                                        not apply to actions
arising under the Securities Act or Exchange Act, please ensure that the exclusive forum
provision in your Amended and Restated Articles of Incorporation
 Edward Scheetz
Ventoux CCM Acquisition Corp.
December 22, 2020
Page 2
      clearly states this. In addition, please describe the forum provisions set forth in Section
      7.3 of the Rights Agreement in your description of the rights and risk factors.
       You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameEdward Scheetz
                                                             Division of
Corporation Finance
Comapany NameVentoux CCM Acquisition Corp.
                                                             Office of Real
Estate & Construction
December 22, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName